

| DATE:
07/02/2013 | DOCUMENT ID
201318201256 | DESCRIPTION
ARTICLES OF ORGNZTN/DOM. PROFIT
LIM.LIAB. CO. (LCP) | FILING
125.00 | EXPED
.00 | PENALTY | CERT
.00 | COPY
.00 |

Receipt
This is not a bill. Please do not remit payment.

NIC LEIPZIG
200 E. BUCHTEL COMMON
WHITBY HALL 211
AKRON, OH 44325-3906

S T A T E   O F   O H I O
C E R T I F I C A T E

Ohio Secretary of State, Jon Husted

2211659

It is hereby certified that the Secretary of State of Ohio has custody of the business records for

O2 REGENTECH LLC

and, that said business records show the filing and recording of:

Document(s)	Document No(s):
ARTICLES OF ORGNZTN/DOM. PROFIT LIM.LIAB. CO.	**201318201256**

Effective Date: 07/01/2013



United States of America
State of Ohio
Office of the Secretary of State

Witness my hand and the seal of
the Secretary of State at Columbus,
Ohio this 2nd day of July, A.D.
2013.

Jon Husted

Ohio Secretary of State



Form 533A Prescribed by:
Ohio Secretary of State
JON HUSTED
Ohio Secretary of State

Central Ohio: (614) 466-3910
Toll Free: (877) SOS-FILE (767-3453)
www.OhioSecretaryofState.gov
Busserv@OhioSecretaryofState.gov

Mail this form to one of the following:

Regular Filing (non expedite)
P.O. Box 670
Columbus, OH 43216

Expedite Filing (Two-business day processing time requires an additional $100.00).
P.O. Box 1390
Columbus, OH 43216

Articles of Organization for a Domestic Limited Liability Company

Filing Fee: $125

CHECK ONLY ONE (1) BOX

(1) ☒ Articles of Organization for Domestic For-Profit Limited Liability Company (115-LCA)

(2) ☐ Articles of Organization for Domestic Nonprofit Limited Liability Company (115-LCA)

Name of Limited Liability Company: O2 RegenTech LLC

Name must include one of the following words or abbreviations: "limited liability company," "limited," "LLC," "L.L.C.," "ltd., "or "ltd"

Effective Date **(Optional)** ______ mm/dd/yyyy (The legal existence of the limited liability company begins upon the filing of the articles or on a later date specified that is not more than ninety days after filing)

This limited liability company shall exist for **(Optional)** ______ Period of Existence

Purpose **(Optional)** ______

2013 JUL -1 AM 10: 21

****Note for Nonprofit LLCs**
The Secretary of State does not grant tax exempt status. Filing with our office is not sufficient to obtain state or federal tax exemptions. Contact the Ohio Department of Taxation and the Internal Revenue Service to ensure that the nonprofit limited liability company secures the proper state and federal tax exemptions. These agencies may require that a purpose clause be provided.

ORIGINAL APPOINTMENT OF AGENT

The undersigned authorized member(s), manager(s) or representative(s) of

O2 RegenTech LLC

Name of Limited Liability Company

hereby appoint the following to be Statutory Agent upon whom any process, notice or demand required or permitted by statute to be served upon the limited liability company may be served. The name and address of the agent is

Akron Innovation Services, Inc.

Name of Agent

170 University Circle GDYR 312

Mailing Address

Akron	Ohio	44325
City	State	ZIP Code

ACCEPTANCE OF APPOINTMENT

The undersigned, Akron Innovation Services, Inc. (Statutory Agent Name) named herein as the statutory agent

for O2 RegenTech LLC (Name of Limited Liability Company)

hereby acknowledges and accepts the appointment of agent for said limited liability company

Statutory Agent Signature [signature]

Individual Agent's Signature / Signature on Behalf of Corporate Agent

☐ **If the agent is an individual and using a P.O. Box, check this box to confirm that the agent is an Ohio resident.**

By signing and submitting this form to the Ohio Secretary of State, the undersigned hereby certifies that he or she has the requisite authority to execute this document.

Required
Articles and original appointment of agent must be signed by a member, manager or other representative.

If authorized representative is an individual, then they must sign in the "signature" box and print their name in the "Print Name" box.

If authorized representative is a business entity, not an individual, then please print the business name in the "signature" box, an authorized representative of the business entity must sign in the "By" box and print their name in the "Print Name" box.

Signature

By (if applicable)

Nic D. Leipzig

Print Name

Signature

By (if applicable)

Print Name

Signature

By (if applicable)

Print Name